August 29, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newcastle Investment Corp. (the “Company”) Form 10-K for the year ended December 31, 2006 Filed February 26, 2007 File No. 001-31458

Dear Ms. van Doorn:

We have received the letter dated July 19, 2007 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) filed on February 26, 2007. As background to the timing for filing the responses set forth below, the Company refers the Staff to the Company’s previously filed letter dated August 24, 2007.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the year ended December 31, 2006

The Management Agreement, page 9

1.

We note that the registrant has no employees and is party to a management agreement with FIG LLC, an affiliate of Fortress Investment Group LLC, pursuant to which they provide investment management, risk management and day-to-day operations management. Please tell us what consideration the company has given to whether its activities fall within the scope of the investment company audit guide and the need to discuss this as the impact of recent accounting standards in future filings. Refer to SOP 07-1.

Response

The Company respectfully informs the Staff that we believe our status as a real estate investment trust precludes us from qualifying as an investment company under the current Investment Company Audit Guide, pursuant to the guidance provided in Footnote 3 to Paragraph 1.04 of such Guide.

Ms. Linda van Doorn

Securities and Exchange Commission

August 29, 2007

The Company recognizes that SOP 07-1 may affect this conclusion, which could potentially have a significant impact on the Company’s accounting. The Company is evaluating SOP 07-1's criteria, including the effect of new loan originations on an entity's designation as an investment company. The Company is continuing to evaluate the potential impact of SOP 07-1 on the Company once it becomes effective, including the impact on the Company’s subsidiaries and equity method investees, as disclosed in the “Recent Accounting Pronouncements” sections of our recent filings with the Commission.

Item 1A. Risk Factors, page 12

The loans we invest in and the loans underlying the securities..., page 14

2.

Provide us with more detail regarding your obligation to repurchase loans from securitization entities, including whether or not you have an obligation to repurchase loans that go into default, the time frame for this obligation (e.g. loans that go into default in the first 90 days after origination), and a description of the breaches in representations and warranties that would allow the purchaser of the loans to require the company to repurchase the loans. Please tell us whether or not you have established a reserve to account for anticipated losses reasonably estimated to occur over the life of such obligations, and if so, the amount of the reserve at December 31, 2006. Clarify to us your policies for establishing a reserve for losses on these loan repurchases both for securitizations accounted for as sales and as securitized borrowings under SFAS 140. Additionally, tell us the total amount of loans you have securitized that you may be required to repurchase.

Response

The Company respectfully informs the Staff that it uses securitizations as an effective means to finance its assets. Generally, these securitizations take the form of on-balance sheet securitizations. The pool of subprime mortgage loans that we acquired in March 2006 was financed in our only off-balance sheet securitization in place as of December 31, 2006 (please refer to response 7 for a more detailed discussion of this accounting treatment).

The Company respectfully informs the Staff that it had no obligation to repurchase any securitized assets (loans or securities) from either on-balance sheet or off-balance sheet securitization entities as of December 31, 2006 (other than the $123.4 million ICH securitization, the assets and liabilities of which have been fully consolidated into the Company’s balance sheet (and disclosed in our Form 10-K) and, therefore, no additional reserve is required). Therefore, no reserve or related policy had been established.

Ms. Linda van Doorn

Securities and Exchange Commission

August 29, 2007

3.

Tell us what consideration you gave to disclosing the activity in your reserve for losses for loan repurchases. In addition tell us what consideration you gave to disclosing your policy for recognizing this reserve at the time of securitization and the subsequent evaluation of the adequacy of the reserve.

Response

The Company respectfully informs the Staff that it had no obligation to repurchase any securitized assets (loans or securities) from either on-balance sheet or off-balance sheet securitization entities as of December 31, 2006 (other than the $123.4 million ICH securitization, the assets and liabilities of which have been fully consolidated into the Company’s balance sheet (and disclosed in our Form 10-K) and, therefore, no additional reserve is required). Therefore, no reserve or related policy had been established.

Application of Critical Accounting Policies, page 30

Valuation and Impairment of Securities, page 30

4.

For your real estate securities for which there is not a ready market please provide us with the significant assumptions used to estimate their fair value. Also, tell us the amount of investments for which their fair value has been determined based on models versus markets.

Response

As of December 31, 2006, the Company owned $5,604.2 million face amount of real estate securities, representing 590 investments. Only one security owned by the Company – representing $44.9 million in face amount – was valued using an internal model. This security was the residual interest retained from our off-balance sheet securitization of subprime mortgage loans, which is discussed in more detail below.

The remaining $5,559.3 million of securities were valued based on broker quotations, or “marks,” received from major investment banks. None of these securities were valued based on internal models. We are generally able to obtain marks from external parties on our securities because we tend to focus on securities rated between A and BB, and marks are typically available for securities with these ratings. As of December 31, 2006, the average rating of these assets was BBB+. Furthermore, we retained bonds from the same off-balance sheet securitization described above that are senior to the residual, and we were able to obtain marks from major investment banks on those assets (please see response 5 for additional information).

Ms. Linda van Doorn

Securities and Exchange Commission

August 29, 2007

With respect to the residual, the significant assumptions made in its valuation are enumerated in our Form 10-K on page 78. In addition, a sensitivity analysis of this fair value to changes in these assumptions is provided on page 78 of our Form 10-K as required by Statement of Financial Accounting Standards (SFAS) No. 140. The Company selected the assumptions used based on its expertise in the market as well as by comparison to comparable securities in the market at that time. All of the assumptions used fell within the range of the market comparables.

5.

Based on a review of the Form 8-Ks discussing the terms of the company’s securitizations, it appears that the company is retaining the lower rated and more risky tranches of the securitization transactions. Tell us what consideration you gave to discussing this fact, the lack of a liquid market for these securities, how these retained interests are valued and the significant assumptions used.

Response

As described above, the Company respectfully informs the Staff that the Company has utilized two general forms of securitizations.

In the first form, the Company securitized assets using on-balance sheet securitizations, most of which were collateralized debt obligations (CDOs), which financed $4.9 billion of our total assets of $8.6 billion as of December 31, 2006. We have typically financed portfolios of real estate securities (including commercial mortgage backed securities, unsecured REIT debt and asset backed securities) and loans utilizing on-balance sheet securitizations.

It is important to clarify that while the Company retained the equity and low-investment grade tranches issued in these financings, we consolidated the related securitization entities, and, therefore, those securities did not get reported as assets on our balance sheet. Rather, full disclosure has been made of the consolidated assets and liabilities of these entities (all of the securitized assets and all of the debt issued to third parties), including their fair values and the methods used to derive them (typically marks as described in response 4).

The second form are securitizations of pools of subprime mortgage loans, of which there was only one as of December 31, 2006. The Company disclosed in each of its filings on Form 10-Q and in its Form 10-K subsequent to this transaction that it retained the residual and lower rated tranches in this securitization. The valuation of the residual interest in this securitization is described above in response 4. The Company has provided significant disclosure in these filings regarding the assumptions used in this valuation, including, as mentioned above, a sensitivity analysis to changes in these assumptions. The lower rated tranches retained from this securitization, which are senior to the residual, were valued by obtaining marks from major investment banks.

Ms. Linda van Doorn

Securities and Exchange Commission

August 29, 2007

Management’s Discussion and Analysis, page 40

6.

You have indicated that your ongoing investment activities benefit in general from an environment of widening credit spreads and increasing interest rates. You also indicate that such an environment would result in increased unrealized losses on your real estate securities portfolio but would not affect your cash flows, either positively or negatively. This disclosure appears to contradict the disclosure on page 48 which discusses the negative impact an increase in credit spreads would have on the value of your real estate securities portfolio. Please clarify to us how you would benefit from such an interest rate and spread environment.

Response

The Company respectfully informs the Staff that it does not believe the referenced disclosures are contradictory. Widening credit spreads affect our investments in two distinct ways, each of which are discussed below.

First, widening credit spreads would result in higher yields being required by the marketplace on securities. This widening would reduce the value of the securities we hold at the time because higher required yields result in lower prices on existing securities in order to adjust their yield upward to meet the market.

The Company generally has the intent and ability to hold its investments in securities until maturity. Such investments are considered available for sale and may be sold prior to maturity on an opportunistic basis or for other reasons.

Changes in unrealized gains or losses do not directly affect our cash flows as the related securities are expected to be held and their fair value is not relevant to their underlying cash flows. As long as the securities continue to perform as expected, our cash flows would not be affected by spread widening. Changes in unrealized gains or losses would impact our ability to realize gains on existing investments if we were to sell such assets, as disclosed in our filings.

However, a second impact of widening of credit spreads is that it would also result in increased yields on new securities we purchase during or subsequent to the widening, thereby benefiting our ongoing investment activities, as we would earn a higher yield on the same investment amount in comparison to the investing environment prior to such widening.

The Company will further clarify this disclosure in future filings.

Ms. Linda van Doorn

Securities and Exchange Commission

August 29, 2007

Note 5. Real Estate Related Loans, Residential Mortgage Loans and Subprime Mortgage Loans, page 76

Securitization of Subprime Mortgage Loans, page 78

7.

You indicate on page 78 that during 2006 you sold a portfolio of Subprime mortgages to Newcastle Mortgage Securities Trust 2006-1. You also indicate that you do not consolidate this entity, but that you have retained all of the equity issued by the Securitization Trust. Please clarify whether or not you own all of the outstanding equity in the Securitization Trust, and if so, why you have not consolidated it.

Response

The Company respectfully informs the Staff that it does own all of the equity of the Securitization Trust and that it does not consolidate the Trust because (i) the Trust is a QSPE (qualified special purpose entity) and (ii) the sale of the loans to the Trust qualified as a sale under SFAS No. 140.

The Company held a portfolio of subprime mortgage loans, formed the Trust, and sold the loans to the Trust in a transaction that qualified as a sale under SFAS No. 140. The Company verified that the transaction met each of the required qualifications under such guidance. The Company retained the residual interest and other lower rated tranches in the securitization; however, this did not preclude sale treatment under SFAS No. 140 because the Company determined that the Trust met all of the requirements to be treated as a QSPE under SFAS No. 140. The Company notes that it retained a 20% “clean up” call (the Company has the option to repurchase the loans from the Trust when the outstanding principal balances of the loans fall to or below 20% of their balances upon securitization). This 20% of the loans received “failed sale” treatment under SFAS No. 140 and has been reflected gross on our balance sheet along with its respective portion of the financing.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda van Doorn

Securities and Exchange Commission

August 29, 2007

Should you have any additional questions or comments, please contact me at 212-515-4672.

Sincerely,
/s/ Debra Hess
Debra Hess Chief Financial Officer